July 10, 2014

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Edge Therapeutics, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1 submitted on May 19, 2014 (File No. 377-00526)

Dear Mr. Riedler:

On behalf of Edge Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Company dated June 6, 2014, regarding the Company’s Amendment No. 1 to its Confidential Draft Registration Statement on Form S-1 (File No. 377-00526) (the “Amended Registration Statement”) and the prospectus included therein.

We describe below the changes that we have made in response to the Staff’s comments in the Company’s Amendment No. 2 to its Draft Registration Statement on Form S-1 (the “Amendment”) that the Company confidentially submitted on the date hereof. For your convenience, the Staff’s comments are numbered and presented in bold-faced type below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Amendment as-filed and marked to reflect the changes from the Amended Registration Statement. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amended Registration Statement, and page references in the responses refer to the Amendment.

Clinical Results, pages 69-71

1.	We note your revised disclosure reporting datasets and observations from the first completed cohort of the NEWTON trial and the dataset from patients who received EG-1962 at HHU Medical Center. In particular, we note your references as to both datasets regarding “favorable outcomes.” Please clarify your disclosure throughout this section to quantify your results, explain how you are measuring them, and disclose your criteria for considering an outcome favorable.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 69 through 71 to clarify its discussion of the first completed cohort of the NEWTON trial.

2.	We note your response to our prior comment 12 and your expanded disclosure on page 70 regarding ITAs. Given that there are no standardized enrollment criteria and there is no need for regulatory approval prior to conducting the ITAs, please disclose here the extent to which you may rely on the results of the ITA in future regulatory filings with the FDA.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 71 to disclose the extent to which the Company may rely on the results of the ITAs in future regulatory filings with the FDA.

* * * * * * *

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:	Austin Stephenson Daniel Greenspan

Brian A. Leuthner
Edge Therapeutics, Inc.

Mitchell S. Bloom Arthur R. McGivern
Goodwin Procter LLP